UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


(   )  Check this box if no longer subject to Section 16.
 Form 4 or Form 5 obligations may continue.
See Instructions 1(b).

1. Name and Address of Reporting Person

DORSCH, DANIEL J.
6326 MACLAURIN DRIVE
TAMPA, FLORIDA  33647
U.S.A.

2. Issuer Name and Ticker or Trading Symbol

CHECKERS DRIVE-IN RESTAURANTS, INC. (CHKR)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Day/Year

JANUARY 17, 2003


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

( X )  Director     (    )  10% Owner    ( X )  Officer
(Give Title Below)    (    )  Other (Specify Below)

CEO AND PRESIDENT


7. Individual or Joint/Group Filing (Check Applicable)

(X )  Form filed by One Reporting Person
(    )  Form filed by More than One Reporting Person


SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			CHECKERS DRIVE-IN RESTAURANTS, INC.
		CENTRAL INDEX KEY:					0000879554
		STANDARD INDUSTRIAL CLASSIFICATION:		RETAIL-EATING PLACES [5812]
		IRS NUMBER:						581654960
		STATE OF INCORPORATION:				DE
		FISCAL YEAR END:					1231
		SEC FILE NUMBER:					000-19649

	BUSINESS/MAILING ADDRESS:
		STREET 1:							4300 WEST CYPRESS STREET, SUITE 600
		CITY:								TAMPA
		STATE:							FL
		ZIP:								33607
		BUSINESS PHONE:						8132837000

















Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Non-Derivative Security
Transaction Date



Transaction Code


Securities Acquired (A)
or Disposed  (D)
Amount Beneficially Owned at End of Period
Ownership Form: Direct or Indirect


Nature of Indirect Beneficial Ownership


Code
V
Amount
A/D
Price



Common Stock*
03/20/02
P
V
17,350
A
$11.9695

D

Common Stock**
03/22/02
P
V
2,188
A
$10.79

D

Common Stock**
06/27/02
P
V
2,576
A
$10.69

D








396,130






Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of Derivative Security
Conversion or Exercise Price
Transaction Date
Transaction Code

Number of Securities Acquired or
Disposed

Date Exercisable

Expiration Date
Title of
Securities
Amount of Underlying Securities
Price of Security
Number Beneficially Owned End of Month
Ownership Direct or Indirect
Nature of Indirect Beneficial Ownership



Code
V
(A)
(D)








Common Stock (Right to Buy)***

$10.80

04/08/02

A



50,000


04/08/03

04/08/12

C

50,000



50,000

D




















Explanation of Responses:
* = Incentive Bonus Shares per Employment Agreement.
** = Employee Stock Purchase Plan (ESPP) Shares
*** = Vesting in 1/3 increments beginning 4/8/03



	______________________________________________		______________
Signature of Reporting Person					Date